FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 7, 2022 of OceanPal Inc. (the "Company") announcing that it has filed its 2021 Annual Report on Form 20-F with the United States Securities and Exchange Commission.
Attached to this Report on Form 6-K as Exhibit 99.2 is a press release dated April 7, 2022 of the Company announcing the results of its Annual Meeting of Shareholders that was duly held on April 5, 2022, in a virtual format only via the Internet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: April 7, 2022
	By:	/s/ Eleftherios Papatrifon
Eleftherios Papatrifon
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, President, Interim Chief Financial Officer and Secretary
Telephone: +30-210-9485-360
Email: izafirakis@oceanpal.com
Website: www.oceanpal.com
For Immediate Release	Twitter: @OceanPal_Inc

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. ANNOUNCES THE FILING OF ITS ANNUAL REPORT ON FORM 20-F

ATHENS, GREECE, April 7, 2022 - OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today announced that it has filed its 2021 Annual Report on Form 20-F with the United States Securities and Exchange Commission (the "Commission"). The Annual Report may be accessed through the Company's website, www.oceanpal.com, or on the Commission’s website at www.sec.gov. Any shareholder may receive a hard copy of the Company’s complete Annual Report free of charge upon request.

About the Company
OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.

Exhibit 99.2
Corporate Contact:
Ioannis Zafirakis
Director, President, Interim Chief Financial Officer and Secretary
Telephone: +30-210-9485-360
Email: izafirakis@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. ANNOUNCES RESULTS OF 2022 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, April 7, 2022 - OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today announced that the Company’s Annual Meeting of Shareholders (the “Meeting”) was duly held on April 5, 2022, in a virtual format only via the Internet.

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company’s Proxy Statement sent to shareholders on or around February 24, 2022, was approved and adopted:

(1)          The election of three Class I Directors to serve until the 2025 annual meeting of shareholders;

(2)           The filing of one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares, each at a ratio of not less than one-for-two and not more than one-for-10 and in the aggregate at a ratio of not more than one-for-40, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”) in its discretion and authorize the Board to implement any such reverse stock split or splits at any time prior to the date of the Company’s 2023 annual meeting of shareholders; and

(3)          The appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2022.

About the Company

OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.